EXHIBIT 3.1 a

1 July 2007

Dr G.R. Collier

44 Stephens Parade

Barwon Heads, Vic  3227

Dear Dr Collier

Further to our recent discussions and review of your employment contract we are very pleased to confirm the conditions of your full-time employment as Managing Director & Chief Executive Officer of ChemGenex Pharmaceuticals Limited (‘Company’) as follows.

1.            Definitions

‘Affiliate’ means a related body corporate (within the meaning of section 50 of the Corporations Act 2001) of the Company;

‘Board’ means the Company’s Board of Directors as constituted from time to time;

‘Business’ means the business carried on by the Company;

‘Business Day’ means any day, other than a Saturday, Sunday or public holiday;

‘Chairman’ means the person designated as such by the Board from time to time;

‘Change in Control’ occurs where any person (either alone or together with any associate of that person for the purposes of Chapter 6 of the Corporations Act 2001 (Cth), as though that Chapter applied to the Company) who, on 1 July 2007:

(a)              has a relevant interest in less than 50% of the issued shares of the Company, acquires a relevant interest in 50% or more of the issued shares of the Company; or

(b)              did not have Control over the Board, acquires such Control.

‘Confidential Information’ means all information ideas, concepts, data, know-how and trade secrets (whether or not in a material form) regarding the Company, its Business or any of its products or services, which is disclosed to you, or which is otherwise made known to you or is generated by you in the course of the Employment, and includes without limitation:

(a)              formulae, scientific and technical Information, plans and product specifications;

(b)              Information that relates to the manufacture or development process used in relation to the Company’s products and services;

(c)              commercial Information about the Company and persons with whom the Company deals including lists of clients and suppliers and their contact details and requirements;

(d)              financial information, performance or profitability reports, budgets, price lists, margins, product and market information and marketing strategies;

(e)              any information marked “confidential” or which the Company informs you is confidential or a trade secret and documents and other records incorporating any Confidential Information;

(f)               information that would be of commercial value to any of the Company’s competitors; and

(g)              information found in the Company’s manuals and policies;

but excluding:

(a)              information available to the public otherwise than by you breaching the Employment terms;

(b)              information which you can prove you lawfully possessed before obtaining it in the course of the Employment;

‘Control’ means a power or control that is direct or indirect or that is, or can be, exercised as a result of, by means of or the revocation or breach of a trust, an agreement, a practice, or any combination of them, whether or not they are enforceable.  It does not matter whether the power or control is express or implied, formal or informal, exercisable alone or jointly with someone else;

‘Employment’ means your employment by the Company;

‘Intellectual Property’ means all present and future intellectual or industrial property anywhere in the world (whether registered, unregistered or unregistrable) made, written or developed by you (alone or with others) in the course of the Employment (in or out of working hours), whether or not capable of statutory protection, including:

(a)              inventions, ideas, discoveries, concepts, data, databases, secret process, formulae, scientific and technical information, novel designs, Confidential Information, improvement or modification of any nature;

(b)              computer program materials (including computer software, tables, charts, flow charts, algorithms, diagrams, plans, techniques, data, structures, logical ideas, concepts and processes);

(c)              copyright, designs, patents, know how, circuit layout rights, plant breeders rights and trade secrets;

(d)              trade marks, business names, company names, services marks;

‘Month’ means a calendar month;

‘Moral Rights’ has the meaning given to that term in Part IX of the Copyright Act 1968 (Cth) and includes:

(a)              the right of attribution;

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

(b)              the right not to have authorship falsely attributed; and

(c)              the right of integrity of authorship.

‘Salary’ means the base salary component of the TRP;

‘Share Option Plan’ means the Company’s share option plan as amended from time to time, a current copy of which will be provided to you on request;

‘TRP’ means the total remuneration package of AUS$440,000 (gross) per annum, as varied from time to time in accordance with this letter, inclusive of:

(i)             base salary;

(ii)            any directors fees to which you may be entitled as a director of the Company and/or any Affiliate;

(iii)           superannuation contributions; and

(iv)           car allowance;

‘Standard’ means the Australian Fair Pay and Conditions Standard as set out in the Workplace Relations Act 1996 (Cth) as amended from time to time.

2.            Organisation relationships

You will report to the Chairman unless notice is given by the Company about changed reporting relationships.

3.            Location

The present base location for this position is Geelong, Victoria.  You may be required to work at places other than the present base location.  You may also be required to travel as part of your duties.

Should the Company require you to transfer to another base location, this may occur on terms and conditions to be discussed and agreed in writing.

4.            Commencement Date and Term of Employment

Subject to your acceptance of this offer, the Employment will commence on 1 July 2007 and will continue for a term of 5 years, subject to earlier termination in accordance with this letter.

5.            General Duties

You must:

(a)           perform the duties associated with the positions of Managing Director and Chief Executive Officer and, having regard to your role, qualifications and experience, any other duties nominated by the Company from time to time;

(b)           implement the policies of the Company in an efficient manner;

(c)              use your best efforts to ensure that the Company complies with its legal and statutory obligations;

(d)              promote the interests of the Company and any Affiliate;

(e)              attend any meetings, conferences and interviews the Company reasonably requires;

(f)               if required, supervise and allocate the duties of the Company’s employees;

(g)              comply with all lawful directions of the Company; and

(h)              comply with all relevant legislation.

6.            Affiliates and other assignments

You must serve any Affiliate and accept office in any Affiliate as the Company requires which, unless otherwise agreed, will be without additional remuneration.

The Company may require you to undertake different work assignments or job responsibilities during the course of the Employment, either with the Company, an Affiliate, an associated company, an associated business or organisation.  Unless otherwise agreed, there will not be additional remuneration paid to you in respect of your performance of such work assignments or job responsibilities.

7.            Attention to work and hours of work

(a)              During the Employment, you must devote to your duties all your time and attention to the Business during normal hours of work, except when on leave allowed by the terms of this letter.  Your normal hours of work are 38 hours per week which may be worked at any time on any days by agreement, or in the absence of agreement at the Company’s direction.  Currently, days of work are Monday to Friday inclusive.

(b)              You must further devote your time, attention and skill exclusively to the Business during such hours as are necessary to meet the Business’ needs and your individual objectives.  This will involve working additional hours, including on weekends and public holidays.

(c)              Your TRP has been calculated so as to take into account all of the hours that you may work and may be applied in satisfaction of any entitlement you may have to be paid for all hours that you work.

(d)              Your hours of work will be averaged over each year (12 Months) of the Employment.  For the purposes of this clause, the first year of the Employment will commence on 1 July 2007 and subsequent years all commence on each anniversary of that date.

(e)              If you have any concerns about the hours that your work, you may raise this at any time with the Company.

8.            Outside interests

(a)              During the Employment, you must not directly or indirectly:

(i)             engage in any outside activity (including employment, profession, trade, business, membership of House of Parliament or other public office or appointment), whether paid or unpaid; or

(ii)            have an interest in any business or company;

which could, in the Company’s opinion, conflict with your duties without written consent of the Board.

(b)              If the Company requests, you must disclose to the Company all your outside activities and interests in businesses and companies.

(c)              A holding of up to 5% of the securities (as defined in the Corporations Act 2001 (Cth)) of a company listed on the Australian Stock Exchange is not an interest in a company for the purpose of this clause.

9.            Inducements

During the Employment, you must not accept any benefit from a third party as an inducement or reward for an act in connection with your Employment or the Business.

10.          Total Remuneration Package

(a)              From commencement of the Employment, you will be entitled to receive the TRP.

(b)              Subject to compliance with legal requirements, including minimum wage as required by the Standard and minimum superannuation contributions to be made in accordance with this letter, the TRP will be allocated solely at your discretion and direction or as otherwise agreed between the parties from time to time.  However, where an allocation or agreement for payment of the TRP results, or will result, in a fringe benefit tax or other liability to the Company, then the amount of the tax or liability incurred or to be incurred by the Company will be counted as part of the TRP.

(c)              Your Salary (after tax and authorised deductions) will be paid Monthly by direct deposit into an Australian bank or financial institution account nominated by you.

(d)              In accordance with the Company’s current policy, the TRP will be reviewed in July each year of the Employment.  A review will not necessarily result in an increase of all or any part of the TRP.

(e)              It is agreed that your Salary is the basis for calculating superannuation contributions and your entitlements upon termination of Employment, including any payments due in lieu of untaken annual leave or long service leave.

11.          Share Option Plan

It is proposed that you will be issued  options in the Company expiring on 31 July 2012, subject to shareholder approval and subject to the terms of the Share Option Plan.  The issue of options under the Share Option Plan will be subject to review annually.

12.          Incentive Plan

In addition to the TRP and the options set out in clause 11, you will be eligible to participate in an incentive plan.  This incentive plan provides the opportunity for you to be issued with further options in the Company, subject to the achievement of milestones and/or key performance indicators as defined by the Board.  These milestones and/or key performance indicators will be discussed and settled with you during the preparation of the Company’s business plans and budget for each ensuing financial year.

Details of the incentive plan for each financial year will be confirmed to you by separate letter annually.

13.          Superannuation

(a)              As part of the TRP, the Company will pay superannuation contributions on your behalf of the minimum amount required to ensure that the Company is not subject to any statutory charge under the Superannuation Guarantee (Administration) Act 1992 (Cth) in respect of the Employment.  While you cannot decrease this contribution, you may increase the amount of such contribution in accordance with clause 10(b).

(b)              You may direct your superannuation contributions to a regulated complying superannuation fund of your choice nominated in writing by you to the Company, subject to you first providing information to the Company about your chosen fund in the form of the standard choice form and as reasonably required by the Company.  If you do not advise the Company about your chosen fund or if your nominated fund is not a regulated complying superannuation fund, your contributions will be made to the Company’s default superannuation fund.

(c)              The Company makes no guarantee, nor is it required to assure, the availability of benefits from any superannuation fund(s).

14.          Annual Leave

You are entitled to annual leave in accordance with the Standard and the Company’s annual leave policy.  As a full-time employee, under the Standard you will receive 20 working days annual leave per annum.  It is expected that annual leave will be taken within twelve (12) Months of it falling due at a time agreed between yourself and the Company.  There is no loading paid on annual leave.

15.          Public Holidays

The Company observes public holidays legislated or proclaimed for the State of Victoria, in accordance with the Public Holidays Act 1993 (Victoria).  You will be entitled to paid time off work on legislated or proclaimed days that fall on your normal days of work, or substituted days by agreement.

16.          Long Service Leave

Long service leave entitlements accrue and are paid in accordance with the provisions of the Long Service Leave Act 1992 (Victoria).  Currently, the entitlement is thirteen (13) weeks leave after fifteen (15) years continuous Employment, with a partial entitlement to take leave after ten years continuous service and a partial entitlement when Employment ends after 7 years continuous service in certain circumstances.

17.          Sick Leave

(a)           You will be entitled to paid personal (sick)/carer’s leave at the rate of ten (10) days per annum, to be accrued and taken in accordance with the Standard and the Company’s policy.

(b)           You may be required to provide the Company with a medical certificate from a registered health practitioner or a statutory declaration made by you to substantiate the need for any period of personal (sick)/carer’s leave

(c)           Personal (sick)/carer’s leave not used will accumulate for the term of the Employment.

(d)           No payment will be made in lieu of unused personal (sick)/carer’s leave, either during the Employment or on termination of the Employment, however caused.

18.          Parental Leave

You are entitled to unpaid parental leave (maternity, paternity, adoption leave) in accordance with the Standard.

Currently, to be eligible for such leave, an employee must have had at least twelve (12) Months continuous service with his or her employer immediately preceding the date on which he or she commences leave.

It is acknowledged and agreed that in circumstances where you have not had at least twelve (12) Months continuous Employment immediately preceding the date on which you seek to commence parental leave, such that you are not entitled to leave in accordance with the provisions of the Standard, the Company is under no obligation to grant any other type of paid or unpaid leave to you.

19.          Performance Review

Your performance will be reviewed and discussed with you at least every six (6) Months, consistent with the conduct and practice of the Company’s performance management system.  This is an important opportunity for formal two-way communication about your performance, the content of your position and your future development.  It will include setting of objectives and/or key performance indicators and, on occasions, adjustment of the accountabilities and responsibilities expected of your position.

20.          Expenses

The Company will reimburse you for reasonable Business-related expenses incurred by you in the performance of your duties, provided that you provide the Company with receipts or other evidence of payment, and of the purpose of each expense, in a form reasonably required by the Companyand otherwise in accordance with the Company’s expense reimbursement policy.

21.          Company Policies

You will be bound by the employment policies and procedures adopted by the Company as varied from time to time, including policies dealing with Harassment, Equal Opportunity and Anti-discrimination and Smoking in the Workplace.  You are required to be familiar with these policies and procedures and to comply with them.  A current copy of the Company’s employment policies and procedures is available at the workplace.

22.          Issues, Grievances and Disputes

If any issue, grievance or dispute arises, it must be dealt with in the following manner before either party commences any proceedings in any court, commission, tribunal or other judicial or quasi-judicial forum:

(a)           The matter must first be discussed by you with the Chairman.

(b)           If not settled, the matter must then be discussed with the Chairman and two other non executive directors appointed by the Board for this purpose.

(c)           If the matter is not resolved, it may be submitted to an agreed mediator by either yourself or the Company for the purposes of conciliation or mediation.  At this stage either you or the Company may be represented by an adviser or advocate (e.g., barrister or solicitor).

(d)           Until the matter is resolved your responsibilities must be exercised at the direction of the Company.  No one shall be prejudiced as to the final settlement by the continuance of work in accordance with this process.

(e)           You and the Company must cooperate to ensure that these procedures are carried out expeditiously.

23.          Termination of Employment

(a)           The Employment may be terminated by either yourself or the Company by giving six (6) Months notice in writing, or by the Company without notice by paying six (6) Months Salary in lieu of notice.

(b)           When either you or the Company has given notice of termination of the Employment, the Company may require you to do all or any one or more of the following:

(i)             not perform any work for it;

(ii)            not attend the Company’s place(s) of business;

(iii)           not contact other staff of the Company, unless with the prior agreement of the Chairman;

(iv)           not contact the Company’s customers and/or clients , unless with the prior agreement of the Chairman;

(v)            perform only those duties which the Company specifies to you.

(c)           The Company has the right to terminate the Employment without notice for misconduct or serious or persistent breach of your terms or conditions of Employment and in such case your Salary and other statutory entitlements will be paid up to the time of termination only.

(d)           In the event that the Employment is terminated other than for the reasons noted in clause 23(c) on or within six (6) Months after the a Change in Control, all of your options in the Company that have not yet vested as of the date of your termination will accelerate and be deemed to have vested as of the date of your termination and you will have 180 days to exercise the vested portions of any such options.

24.          Confidentiality

(a)           The Company owns all Confidential Information.

(b)           During and after the Employment, you must:

(i)            keep all Confidential Information confidential

(ii)           comply with all measures established by the Company to safeguard Confidential Information from access or unauthorised use or disclosure; and

(iii)          use your best endeavours to prevent the unauthorised use or disclosure of Confidential Information by any person.

(c)           You must not at any time during or after the Employment use or disclose any Confidential Information or make a copy or any other record of any Confidential Information except:

(i)            in the proper performance of your duties while employed by the Company;

(ii)           as required by law; or

(iii)          with the Company’s prior written consent.

(d)           On demand by the Company and at the end of Employment, you must:

(i)            deliver to the Company all Confidential Information in your possession or control and then;

(ii)           delete all Confidential Information held electronically in any medium in your possession or control.

25.          Return of documents and equipment

Without limiting clause 24(d), upon termination of the Employment, however caused, you must:

(a)        return to the Company or its authorised representative all policies, procedures, plans, statistics, documents, records, data, computer tapes or discs, papers, stationery, cheque books, books, access cards, keys, mobile telephones, computer hardware, credit cards, motor vehicles or other equipment in your possession or control which relate in any way to the Business or the affairs of the Company or any Affiliate, or belongs to the Company or any Affiliate.  You are not entitled to retain all or any part of any of the things referred to in this clause; and

(b)       advise the Company of all log-on codes for Company electronic equipment used by you during the Employment.

26.          Intellectual Property

(a)           You agree that any and all rights and interests you may have in any Intellectual Property produced, invented or conceived by you:

(i)            in the course of the Employment;

(ii)           at the Company’s direction or request; or

(iii)          in connection with the Business or any of the Company’s products or services;

(whether alone or jointly with another person and whether before or after the Employment commences ) automatically vests in the Company without any requirement to make payment to you.

(b)           You must immediately disclose any Intellectual Property to the Company promptly after it is bought into existence.

(c)           You must, at the Company’s expense, execute all documents and do all other things reasonably necessary to:

(i)            enable the Company or its nominee to register any Intellectual Property anywhere in the world; and

(ii)           effect or perfect the transfer to the Company, or its nominee, of your rights and interests in any of the Intellectual Property that is the subject of clause 26(a).

(e)           You consent to all acts or omissions by the Company (whether occurring before or after the Employment) that infringe any Moral Rights that you may have or become entitled to in any literary, dramatic, musical or artistic work or film created by you:

(i)            in the course of the Employment;

(ii)           at the Company’s direction or request; or

(iii)          in connection with the Business or any of the Company’s products or services.

(f)            Your obligations under this clause 26 will continue after the termination of the Employment, however caused.

(g)           On demand by the Company and at the end of the Employment, you must:

(i)            deliver to the Company or its nominee all Intellectual Property in your possession or control and then:

(ii)           delete all Intellectual Property held electronically in any medium in your possession or control.

(h)           During and after the Employment, you must do anything the Company reasonably requires (at the Company’s cost):

(i)            to obtain statutory protection (including by patent, design registration or copyright) for the Intellectual Property for the Company in any country;

(ii)           to perfect or evidence the Company’s ownership of the Intellectual Property.

(i)            You irrevocably appoint the Company and any director of the Company jointly and severally to be your attorney to sign any instrument on your behalf and to do any act in your name to give effect to this clause 26, including to do any of the things you are required to do under clause 26(c).

27.          Non solicitation

You agree that you will not for yourself or for any other person, for twelve (12) Months after the Employment ends, within Australia, without the written consent of the Company, directly or indirectly do any of the following:

(a)           solicit, interfere with or endeavour to entice away from the Company any person, firm or company who was or has been, during the last twelve (12) Months of the Employment, a client or customer of the Company to whom you provided services during the last twelve (12) Months of the Employment;

(b)           solicit, interfere with or endeavour to entice away from the Company any employee of the Company who works in a position where the Business would be damaged by the loss of their skills;

(c)           provide accept any request to provide services in a position the same as or substantially similar to the position you held in the Business to, or accept employment with a person, firm or company who was or has been, during the last twelve (12) Months of the Employment, a client or customer of the Company to whom you provided services during the last twelve (12) Months of the Employment;

(d)           counsel, procure or assist any person or company to do any of the acts referred to in this clause.

The validity of each separate non-solicitation obligation in this clause will not be affected by the invalidity of any one of more of the non-solicitation obligations.

28.          Amendment

The terms of the Employment set out in this letter may only be amended in writing signed by the parties.

29.          Governing law

The Employment, these terms and conditions and the determination of any disputes or claims arising in relation to them are governed by the laws of the State of Victoria.

30.          Representation

We trust that the terms and conditions of employment outlined in this letter are consistent with and include all the principal issues covered during our discussions.  If you have any concerns about these matters, please contact us prior to indicating your acceptance of this offer of employment.  Unless you raise any such concerns, by signing this letter you agree that:

(a)              this letter records the entire agreement between the parties about the Employment; and

(b)              neither party has given any warranty or made any representation to the other party about the Employment.

Please indicate your acceptance of the terms and conditions your employment set out in this letter, by signing the duplicate copy and returning it to us as soon as practicable.

Yours sincerely

J. B. L. Heading
Chairman

Acceptance

I confirm acceptance of the terms and conditions of my employment set out in this letter.

[ ]
(signed)

1st July 2007
(date)